ATS Announces Election of Directors and Activity under NCIB

08/11/2026

CAMBRIDGE, ON - (BUSINESS WIRE) - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that all of the nominee directors listed in the management information circular dated June 22, 2026 were elected as directors of ATS. The vote was conducted electronically at the virtual Annual and Special Meeting of Shareholders, which took place on August 6, 2026 (“Annual Meeting”). The voting results based on votes cast by shareholders present online or represented by proxy at the Annual Meeting are set out below:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Avik Dey	85,014,959	99.35%	556,503	0.65%
Joanne S. Ferstman	84,619,009	98.89%	952,453	1.11%
Kirsten Lange	83,844,384	97.98%	1,727,078	2.02%
Michael E. Martino	79,715,346	93.16%	5,855,967	6.84%
Sharon C. Pel	84,804,912	99.10%	766,550	0.90%
Daniel A. Pryor	85,030,863	99.37%	540,449	0.63%
Philip B. Whitehead	84,992,185	99.32%	579,127	0.68%
William Douglas (Doug) Wright	85,553,345	99.98%	17,967	0.02%

The total percentage of ATS common shares represented at the Annual Meeting was 88.12%. Final results on all matters voted upon at the Annual Meeting will be filed on SEDAR+ and EDGAR.

ATS also announced that it has purchased its common shares under its previously disclosed normal course issuer bid (“NCIB”). ATS believes that there are times when the market price of its common shares may not reflect their underlying value and that the purchase of common shares by ATS will both provide liquidity to existing shareholders and benefit remaining shareholders. ATS has purchased 146,085 common shares to date at an average price of $29.08, for an aggregate purchase cost of approximately $4.25 million.  As previously disclosed, ATS may make purchases under its NCIB through the facilities of the Toronto Stock Exchange and/or alternative Canadian trading systems, including through block purchases, in accordance with applicable regulatory requirements during the twelve-month period commencing on December 22, 2025, and ending on or before December 21, 2026.  The price ATS will pay for any such shares will be the market price at the time of acquisition.  Under its NCIB ATS has the ability to purchase for cancellation up to a maximum of 8,225,621 common shares of the Company.  The NCIB is viewed by ATS management as one component of an overall capital allocation strategy and complementary to its acquisition growth plans.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, industrial and consumer, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com
For general media inquiries, contact:
Matthew Robinson
Director, Corporate Affairs & Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com

SOURCE: ATS Corporation